SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

April 4, 2002

Provalis plc
(Translation of Registrant's Name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of Principle Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

PRESS RELEASE

For Immediate Release 4 April 2002

Provalis plc

Results of Placing and Open Offer and EGM

On 7 March 2002, Provalis plc (the "Company") announced a Placing of 96,000,000 new ordinary shares of 1p each ("New Ordinary Shares") at 11.25 pence to raise approximately £10.0 million (after expenses). Qualifying Shareholders were invited to apply for up to 46,872,036 of these New Ordinary Shares ("Offer Shares") on the basis of 1 New Ordinary Share for every 5 ordinary shares held on the Record Date.

As a result of the Open Offer which closed at 3.00 p.m. on 3 April 2002, valid acceptances have been received in respect of 30,289,849 of the 46,872,036 Offer Shares, representing 64.6 per cent. of the Offer Shares available under the Open Offer. The balance of 16,582,187 Offer Shares will be taken up by institutional and other investors with whom they were conditionally placed subject to clawback to satisfy valid applications under the Open Offer. 49,127,964 New Ordinary Shares were placed firm with institutional and other investors and will therefore be taken up by those investors.

At the EGM held today, the resolution to approve the Placing and Open Offer was duly passed.

It is expected that dealings in the New Ordinary Shares on the London Stock Exchange will commence by 8.00 a.m. on 5 April 2002, following their admission to the Official List of the UK Listing Authority and to trading on the market for listed securities of the London Stock Exchange. CREST stock accounts are expected to be credited by 9 April and definitive share certificates in respect of New Ordinary Shares are expected to be posted, where applicable, by 12 April 2002.

For further information:

Dr Phil Gould, Chief Executive, Provalis plc Tel: 01244 833463
Neil Kirkby, Finance Director, Provalis plc Tel: 01244 833552
David Forbes, N M Rothschild & Sons Ltd Tel: 0113 200 1900
Nick Rodgers, Beeson Gregory Ltd Tel: 020 7488 4040
Lisa Baderoon, Buchanan Communications Tel: 020 7466 5000

The New Ordinary Shares to be issued pursuant to the Placing and Open Offer have not been and will not be registered under the United States Securities Act of 1933 as amended ("the Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption. An exemption from such registration has not been sought or obtained. Consequently, neither the Open Offer nor Placing will be made in the United States or to US persons (as defined in Regulation S of the Securities Act). This announcement is not an offer of securities for sale in the United States. In addition, the Open Offer has not been and will not be made to shareholders in Canada, Australia, Japan, South Africa, the Netherlands or the Republic of Ireland or any other jurisdiction outside the UK.

Provalis (LSE.PRO and NASDAQ.PVLS) internet website is http://www.provalis.com

"Safe Harbour" statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the success of the Group's research and development strategy; uncertainties related to future trial results and the regulatory process; the execution and success of collaborative agreements with third parties; the impact of future laws, regulations and policies; the Group's intellectual property position and the success of patent applications for its products and technologies; stock market trends in the Group's sector; the Group's dependence on key personnel; general business and economic conditions; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provalis plc

Date: April 4, 2002

By: ____________________

Name: Lee Greenbury

Title: Secretary